FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES OTC BULLETIN BOARD SYMBOL

Didsbury, Alberta – Friday, January 16, 2009 – JED Oil Inc. (OTCBB: JEDOF) (“JED”) today announced that its common shares are posted on the OTC Bulletin Board under the symbol “JEDOF”. This follows the previously announced delisting of the common shares from the NYSE Alternext US Exchange.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Richard Carmichael, CFO

Linda Latman  (212) 836-9609

(403) 335-2111

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corp. Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com